EXHIBIT 99.140
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                 APRIL 19, 2004

           ADVANTAGE ANNOUNCES MONTHLY DISTRIBUTION OF $0.23 PER UNIT

                                  (TSX: AVN.UN)
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Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of April 2004 will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 14.1% based on the April 16, 2004 closing price of $19.55 per Unit.

The distribution will be payable on May 17, 2004 to Unitholders of record at the close of business on April 30, 2004. The ex-distribution date is April 28, 2004. The cash distribution is based on 38.3 million Units currently outstanding.

For further information contact:

                       Mr. Gary F. Bourgeois, VP Corporate
                                  Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com